EXHIBIT 99.1

Contacts:
Mario Crovetto	Nick Laudico/Elizabeth Scott
Chief Financial Officer	The Ruth Group
Eurand N.V.	646-536-7030/7014
+39 02 95428 521	nlaudico@theruthgroup.com
mario.crovetto@eurand.com	escott@theruthgroup.com
Eurand Reports First Quarter 2008 Key Achievements and Financial Results
Highlights:
•	EUR-1008 (Zentase®) NDA accepted and granted priority review status by FDA
•	EUR-1008 (Zentase®) MAA received eligibility for centralized review procedure in European Union
•	In-licensed corticosteroid product for inflammatory bowel disease (IBD) in the U.S. and Canada from Chiesi Farmaceutici SpA
•	OTC Unisom® SleepMelts™, developed by Eurand, launched in U.S. by Chattem, Inc.
•	Amrix® patent application received notice of allowance from USPTO
•	EUR-1025, once-daily formulation of ondansetron for the treatment and prevention of chemotherapy-induced nausea and vomiting (CINV) demonstrates positive results in pharmacokinetic study
•	First quarter 2008 revenues increased 24 percent year-over-year at constant currency to EUR 24.9 million ($39.3 million)
Amsterdam — May 9, 2008 — Eurand N.V. (NASDAQ: EURX), a specialty pharmaceutical company that develops enhanced pharmaceutical and biopharmaceutical products based on its proprietary drug formulation technologies, today announced key achievements and financial results for the first quarter of 2008.
The Company disclosed recent business and regulatory developments related to its preparations for the commercial launch of its lead proprietary product candidate, EUR-1008 (Zentase®), currently being developed for the treatment of exocrine pancreatic insufficiency (EPI). Eurand also provided an update on Amrix® (cyclobenzaprine HCl), the only once-daily skeletal muscle relaxant which Eurand developed that is currently marketed in the U.S. by Cephalon, Inc., as well as updates related to the Company’s most advanced product candidates, both partnered and proprietary.
Gearóid Faherty, Chief Executive Officer of Eurand, commented, “The first quarter of 2008 was marked by the achievement of many key milestones across all areas of our business. In particular, our new drug application (NDA) for EUR-1008 (Zentase®), was accepted by the FDA and subsequently granted priority review status, while in Europe, EUR-1008 was deemed eligible for review under the Centralized procedure. The Centralized procedure offers many advantages, including the possibility to gain marketing authorizations in 27 countries in one efficient process and up to 10 years of market exclusivity.”

Mr. Faherty continued, “Other important highlights of the quarter include the in-licensing of Clipper™ from Chiesi Farmaceutici SpA, the notice of allowance for our patent application for Amrix® in the United States, and the commercial launch of an AdvaTab® product with Chattem.”
PRODUCT DEVELOPMENT PIPELINE UPDATES:
EUR-1008 — Zentase®
•	On December 20, 2007, Eurand announced the completion of its NDA submission to the U.S. Food and Drug Administration (FDA) for EUR-1008 (Zentase®), its lead product candidate intended for the treatment of exocrine pancreatic insufficiency (EPI). The NDA was accepted and granted priority review status by the FDA in February 2008. The typical review period for NDAs under priority review status is six months versus the standard ten-month review period. Pending FDA approval, Eurand intends to market the product in the U.S. with a specialty sales force, targeting the 120 Cystic Fibrosis Treatment Centers (CFTCs), as well as key gastroenterologists and pulmonologists in the U.S.
Eurand intends to out-license marketing rights to EUR-1008 outside of the U.S. and is currently in negotiations with potential partners in Europe. In April 2008, Eurand received confirmation from the European Medicines Evaluation Agency (EMEA) that a marketing application for EUR-1008 is eligible for Community (Centralized) Marketing Authorization submission in the European Union (EU). Eurand plans to file a marketing authorization application (MAA) for EUR-1008 with the EMEA, the approval of which would allow market access to 27 European Union member states and provide 10 years of market exclusivity. Eurand expects to meet with the EMEA in the near future to define requirements for filing its MAA.
EUR-1073 — Clipper™ (beclomethasone diproprionate)
•	In April 2008, Eurand was granted an exclusive license by Chiesi Farmaceutici SpA to its gastro-resistant, controlled release tablet formulation of the corticosteroid, beclomethasone diproprionate, in the U.S. and Canada. The product is currently approved and marketed in the United Kingdom, Italy, Spain, and Belgium. Eurand will make an up-front payment and commercial milestone payments to Chiesi Farmaceutici contingent upon obtaining U.S. regulatory approval for the product. Eurand will also pay royalties on net sales of the product.
Marketed in Europe under the Clipper™ 5 mg tablets brand, Eurand’s newly in-licensed product candidate, EUR-1073, is an enteric coated, controlled release formulation of beclomethasone diproprionate, a corticosteroid intended for use in the treatment of Ulcerative Colitis, the most prevalent type of inflammatory bowel disease (IBD). EUR-1073 was developed by Chiesi using a drug delivery system that targets the lower gastrointestinal (GI) tract, providing a sustained release of drug upon delivery which is intended to preserve the efficacy of classical corticosteroids while reducing the side effects commonly associated with their use. Eurand plans to work with the FDA to establish a clinical development and regulatory pathway for the product in the United States.
Unisom® SleepMelts™ — Orally Disintegrating Diphenhydramine Hydrochloride
•	In April 2008, Eurand announced that its partner, Chattem, Inc. (“Chattem”), had launched a new orally disintegrating tablet (“ODT”) formulation of its popular over-the-counter (OTC) sleep-aid brand, Unisom®, called Unisom® SleepMelts™. The product, which contains 25mg of diphenhydramine hydrochloride, was developed by Eurand using its AdvaTab® and Microcaps® taste-masking technologies as part of the EUR-1047 program. Unisom® SleepMelts™ is now available in leading U.S. mass merchandiser, drug and food retailers. Eurand will exclusively manufacture and supply the product for Chattem. The launch of Unisom® SleepMelts™ represents the first product to be commercialized using the AdvaTab® ODT technology.
EUR-1002 — Amrix® (cyclobenzaprine HCl)
•	In April 2008, Eurand received a notice of allowance from the United States Patent and Trademark Office (USPTO) for U.S. patent application No. 10/713,929, entitled “Modified Release Dosage Forms of Skeletal Muscle Relaxants”. Eurand’s patent application was filed November 14, 2003 and includes allowed claims covering Amrix®, the only FDA approved once-daily formulation of the skeletal muscle relaxant, cyclobenzaprine hydrochloride, for the relief of muscle spasm associated with acute, painful musculoskeletal conditions. The extended-release formulation, developed by Eurand using its proprietary Diffucaps® technology, was launched by Eurand’s partner, Cephalon, in the U.S. in November 2007. Currently marketed skeletal muscle relaxant products are typically dosed multiple times a day and have varying degrees of somnolence. Amrix® not only provides the benefit of once-daily dosing, but Cephalon has reported that it also has a lower incidence of somnolence compared to immediate release cyclobenzaprine. Eurand, as the developer, licensor and exclusive manufacturer of the product, is working with Cephalon to support the commercialization of the product in the U.S. Eurand will receive royalty payments and manufacturing revenue from Cephalon on Amrix® sales.
FIRST QUARTER 2008 FINANCIAL RESULTS:
Total revenues were EUR 24.9 million ($39.3 million) for the first quarter 2008, representing an increase of approximately 24 percent at constant currency rates compared to the first quarter 2007. Revenues from Source CF, Eurand’s recent acquisition, contributed EUR 0.9 million ($1.4 million). Product sales were EUR 20.3 million ($32.0 million), representing an increase of 17 percent at constant currency compared to the first quarter of 2007. Product sales were also higher than the fourth quarter of 2007 due to the timing of certain high value shipments. The timing of these shipments also affected product mix and consequently our margins, which were high in first quarter 2008 and low in fourth quarter 2007 compared to the preceding three quarters of 2007. Royalties were EUR 1.7 million ($2.7 million), representing an increase of 103 percent at constant currency compared to 2007. Development fees were EUR 2.9 million ($4.5 million), representing an increase of 47 percent at constant currency compared to 2007.
Research and development expenses were EUR 4.5 million ($7.1 million) for the first quarter 2008, representing an increase of 21 percent at constant currency rates compared to the first quarter 2007. Selling, general and administrative (SG&A) expenses were EUR 7.6 million ($12.0 million), representing an increase of 79 percent at constant currency compared to 2007. This increase was primarily due to increased head count and other costs associated with the build-out of the sales and marketing infrastructure for EUR-1008, the costs of public company compliance and other legal costs.
Operating income was EUR 197,000 ($311,000) for the first quarter 2008, compared to EUR 795,000 ($1.3 million) for the same quarter of 2007. The lower operating profit was primarily due to increased SG&A spending.

Financial items constituted an income of EUR 129,000 ($204,000) for the first quarter 2008, compared to an expense of EUR 1.2 million ($1.9 million) for the first quarter of 2007. This turnaround was due to the repayment of debt and increase in cash deposits from the proceeds of the Company’s May 2007 IPO.
Net loss was EUR 1.0 million ($1.6 million) or EUR (0.02) per share ($0.04 per share) for the first quarter 2008, compared to a loss of EUR 782,000 ($1.2 million) or EUR (0.02) per share ($(0.03) per share), on a pro forma per share basis for the same period in 2007.
The Company’s financial position on March 31, 2008 included EUR 10.1 million ($15.9 million) of cash.
Attached to this earnings press release are two tables:
1.	Selected consolidated statements of operations for the three months ended March 31, 2008 compared to the same period in 2007
2.	Selected balance sheet data

This press release contains translations of euros into U.S. dollars at a convenience rate of EUR1=$1.581, the noon buying rate at the Federal Reserve Bank of New York on March 31, 2008.
Percentage variances quoted in “Constant Currency” represent the increase or decrease recomputed as if euro/dollar exchange rates had been the same in the three months ended March 31, 2008 as they were in the same period in 2007. As a guide, average exchange rates were EUR1=$1.50 in the three months to March 31, 2008, and EUR1=$1.31 in the three months to March 31, 2007.
Conference Call Information
The Company will host a conference call on Friday, May 9, 2008 at 8:30 AM Eastern Time, 2:30 PM Central Europe Time covering the first quarter 2008 financial results.
To participate in the conference call, US Participants dial 1-877-407-0789, International Participants dial +1-201-689-8562. A replay of the call will be available until June 9, 2008. To participate in the replay of the call, US Participants dial 1-877-660-6853, International Participants dial +1-201-612-7415. The Account Number is: 3055, Conference ID Number: 282168.
A live web cast of the call will also be available from the Investor Relations section on the corporate web site at www.eurand.com. Following the live webcast, the archived version of the call will be available at the same URL until June 9, 2008.
About Eurand
Eurand is a specialty pharmaceutical company that develops, manufactures and commercializes enhanced pharmaceutical and biopharmaceutical products based on its proprietary drug formulation technologies. Eurand has had four partnered products approved by the FDA since 2001 and has a pipeline of product candidates in development for itself and its collaboration partners. Eurand has completed two phase III clinical trials on its lead product candidate, EUR-1008 (Zentase®), intended for the treatment of pancreatic insufficiency and has submitted an NDA for this product. Eurand’s technology platforms include bioavailability enhancement of poorly soluble drugs, customized release, taste-masking/fast-dissolving formulations and drug conjugation.

Eurand is a global company with facilities in the USA and Europe. For more information, visit Eurand’s website at www.eurand.com.
This release, and oral statements made with respect to information contained in this release, constitutes forward-looking statements. Such forward-looking statements include those which express plan, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact including, but not limited to the status of our NDA filing and plans for MAA filing relating to Zentase, enrollment and future plans for our clinical trials, progress of and reports of results from clinical studies, clinical development plans and product development activities. The words “potentially”, “could”, “calls for” and similar expressions also identify forward-looking statements. These statements are based upon management’s current expectations and are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements. Factors that could affect actual results include risks associated with the possibility that the FDA does not approve our NDA or delays approval; the outcome of any discussions with the FDA; and unexpected delays in preparation of materials for submission to the FDA as a part of our NDA filing. Forward-looking statements contained in this press release are made as of this date, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Actual events could differ materially from those anticipated in the forward-looking statements.

Selected Consolidated Statement of Operations Data

	Three months ended March 31,				% Change
	2008	2008	2007		At current	At constant
	$'000(a)	euro'000	euro'000		currency	currency
Product sales	32,019	20,259	18,706		+8%	+17%
Royalty income	2,741	1,734	974		+78%	+103%
Development fees	4,544	2,875	2,210		+30%	+47%

Total revenues	39,304	24,868	21,890		+14%	+24%
Cost of goods sold	(19,036)	(12,044)	(12,555)		-4%	+4%
R & D expenses	(7,093)	(4,488)	(3,879)		+16%	+21%
S, G & A expenses	(12,001)	(7,593)	(4,481)		+69%	+79%
Amortization of intangibles	(863)	(546)	(180)		+203%	+224%

Operating income	311	197	795		n/a	n/a
Financial income (expense)	204	129	(1,200)		n/a	n/a

Income (loss) before taxes	515	326	(405)		n/a	n/a
Income taxes	(2,105)	(1,332)	(377)		n/a	n/a

Net loss	(1,590)	(1,006)	(782)		n/a	n/a

Basic and diluted net loss per share	$(0.04)	Euro (0.02)	Euro (0.33)
Weighted average number of shares	44,228,749	44,228,749	2,339,686
Pro forma basic and diluted net loss per share	$(0.04)	Euro (0.02)	Euro (0.02	)(b)
Pro forma weighted average number of shares	44,228,749	44,228,749	36,857,412	(b)

(a)	Figures in US Dollars are translated from the euro, for convenience, at a rate of 1Euro=$1.581, the noon buying rate at the Federal Reserve Bank of New York on March 31, 2008.

(b)	Presumes the conversion of all Series A preference shares into 32,487,940 ordinary shares and the conversion of all Series C preference shares into 2,029,786 ordinary shares, as if these had occurred on January 1, 2007.

Selected Consolidated Balance Sheet Data

	March 31,	December 31,
	2008	2008	2007
	$'000(1)	euro'000	euro'000
Cash and cash equivalents	15,898	10,059	12,541
Total debt	1,972	1,248	1,551
Total shareholders’ equity (deficit)	127,967	80,966	81,067

(1)	Figures in US Dollars are translated from the euro, for convenience, at a rate of 1Euro=$1.581, the noon buying rate at the Federal Reserve Bank of New York on March 31, 2008.